Alithya closes acquisition of Datum

MONTREAL, Canada, July 1, 2022 — Alithya Group inc. (TSX:ALYA) (NASDAQ:ALYA) (“Alithya”) is pleased to confirm the closing of its previously announced acquisition of Datum Consulting Group, LLC and its affiliates (“Datum” or “the Company”).

Datum is a leader in IP enabled digital transformation services for data rich insurers and other regulated entities such as state governments. The Company services the world’s foremost insurers including 6 of US’ top 10 health insurers and specializes in application modernisation and data migration with the use of leading-edge software and services focused on information capture, content management and application and rules modernization. Datum employs over 150 professionals and supports its global clients from the United States, Europe, India and Australia.

About Alithya

Alithya is a North American leader in strategy and digital transformation, employing a dedicated and highly skilled workforce of 3,700 professionals in Canada, the United States, and internationally. Since its founding in 1992, Alithya's capacity, size, and capabilities have continuously evolved, guided by a long-term strategic vision to become the trusted advisor of its clients. The company's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. Alithya deploys leading-edge solutions, services, and skills as one of the most prominent consulting firms, driving successful digital change as a trusted advisor to customers in a variety of sectors, including financial services, manufacturing, renewable energy, telecommunications, transport and logistics, professional services, healthcare, government, and beyond.

For further information:

Rachel Andrews
Vice President, Communications and Marketing, Alithya
514-451-5131
rachel.andrews@alithya.com

Benjamin Cerantola
Director, Communications, Alithya
514-285-5552, ext. 6480
benjamin.cerantola@alithya.com